UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              JOHNSON OUTDOORS INC.
                              ---------------------
                                (Name of Issuer)

                      Class A Common Stock, $.05 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
                                   -----------
                                 (CUSIP Number)

                  Linda L. Sturino, 555 Main Street, Suite 500,
                    Racine, Wisconsin 53403 - (262) 260-4046
                    ----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 8, 2003
                                  ------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 479254 10 4                                          Page 2 of 7 Pages


========== =====================================================================
  1        NAME OF REPORTING PERSON

           Helen P. Johnson-Leipold
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                       (b)   [X]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

           Not Applicable
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------- --- ------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

  SHARES            788,155(1)
                --- ------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY          1,329,308(2)
                --- ------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

 REPORTING          788,155(1)
                --- ------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER

    WITH            1,329,308(2)
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,117,463(2)
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          [ ]

            Not Applicable
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            25.6%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes options to acquire shares of Class A Common Stock that are exercisable within 60 days and shares of Class A Common Stock held in the reporting person's 401(k) plan as of July 1, 2003.
(2) Takes into account shares of Class B Common Stock beneficially owned by the reporting person which are convertible at any time in Class A Common Stock on a one share-for-one share basis.

Item 1.   Security and Issuer
          -------------------

          Class A Common Stock, $.05 par value
          Johnson Outdoors Inc.
          555 Main Street
          Racine, Wisconsin  53403

Item 2.   Identity and Background
          -----------------------

     This statement is being filed by Helen P. Johnson-Leipold. Certain information regarding the foregoing person is set forth below.

          (a)-(b)   Name and Business Address
                    -------------------------

                    Helen P. Johnson-Leipold
                    555 Main Street
                    Racine, Wisconsin 53403

          (c)  Principal Occupation and Employment
               -----------------------------------

               Chairman and Chief Executive Officer of Johnson Outdoors Inc.

          Principal Business/Name, Address and Principal Business of Employer
          -------------------------------------------------------------------

               Johnson Outdoors Inc.
               555 Main Street
               Racine, Wisconsin  53403

               Manufacturer and marketer of recreational products.

     (d)-(e) During the last five years, the reporting person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship
               -----------

               United States

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     On July 8, 2003, for aggregate consideration of $2,238,963, the Samuel C. Johnson 1988 Trust Number 1 dated September 14, 1988, as amended and restated (the "Trust"), granted to each of Ms. Johnson-Leipold, S. Curtis Johnson, H. Fisk Johnson and

                                Page 3 of 7 Pages

Winifred J. Marquart an option to purchase shares of Class A
Common Stock, par value $.05 per share ("Class A Common Stock"), of Johnson Outdoors Inc. (the "Company") from the Trust for an exercise price of $13.04 per share (the "Option Agreement"). Ms. Johnson-Leipold paid the consideration for the option by means of a promissory note (the "Promissory Note"). Samuel C. Johnson is the sole trustee of the Trust. The Option Agreement and the Promissory Note are attached as exhibits to this Amendment No. 2 to the Schedule 13D and are incorporated by reference into this Schedule 13D. Item 6 of this Amendment No. 2 to the Schedule 13D contains a more detailed description of the option granted to Ms. Johnson-Leipold and the Promissory Note.

     See (a) Item 4 to Amendment No. 1 to this Schedule 13D filed on February 12, 2001 and (b) Item 4 to the original Schedule 13D filed on January 10, 1994 for additional information concerning the other shares of Class A Common Stock of the Company and the shares of Class B Common Stock, $.05 par value ("Class B Common Stock") of the Company beneficially owned by Ms. Johnson-Leipold.

Item 4.   Purpose of Transaction.
          ----------------------

     Ms. Johnson-Leipold acquired the above-referenced option for investment purposes.

     The reporting person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;


                               Page 4 of 7 Pages

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the reporting person is set forth below.

                                   Sole             Shared
                                Voting and        Voting and         Aggregate        Percentage of
            Reporting           Dispositive      Dispositive        Beneficial         Outstanding
             Person                Power            Power            Ownership           Shares
             ------                -----            -----            ---------           ------
Helen P. Johnson-Leipold        788,155(1)       1,329,308(2)     2,117,463(1)(2)    25.6%(1)(2)(3)
_______________

(1) Includes options to acquire 635,000 shares of Class A Common Stock, which options are exercisable within 60 days, and 3,643 shares of Class A Common Stock held in the reporting person's 401(k) plan as of July 1, 2003.
(2) Includes shares of Class B Common Stock which are convertible at any time on a one-for-one basis into shares of Class A Common Stock.
(3) Based on 7,211,649 shares of Class A Common Stock outstanding on July 7, 2003 and 1,056,722 shares of Class B Common Stock beneficially owned by the reporting person.

     Ms. Johnson-Leipold shares voting and dispositive power with respect to certain shares with Samuel C. Johnson, Imogene P. Johnson, S. Curtis Johnson, H. Fisk Johnson, JWA Consolidated, Inc. and Johnson Trust Company. Certain information with respect to such persons is set forth below.

                Name and                Principal Occupation         Name, Address and
            Business Address               and Employment           Principal Business
            ----------------               --------------           ------------------
Imogene P. Johnson                              None                       None
555 Main Street
Racine, WI  53403

Citizenship:  United States

Samuel C. Johnson                             Retired                      None
555 Main Street
Racine, WI  53403

Citizenship:  United States


                               Page 5 of 7 Pages

                Name and                Principal Occupation         Name, Address and
            Business Address               and Employment           Principal Business
            ----------------               --------------           ------------------

S. Curtis Johnson                  Chairman-Worldwide Professional     Johnson Diversey
555 Main Street                                                        1326 Willow Road
Racine, WI 53403                                                     Sturtevant, WI 53177

Citizenship:  United States

H. Fisk Johnson                              Chairman                S.C. Johnson & Son
555 Main Street                        Chairman of the Board          1525 Howe Street
Racine, WI  53403                                                   Racine, WI 53403-2236

Citizenship:  United States

JWA Consolidated, Inc.                      Not applicable        Holding company for purposes of
555 Main Street                                                       owning stock of Company
Racine, WI  53403

State of Organization:  Delaware

Johnson Trust Company                       Not Applicable            Bank and Trust Company
555 Main Street
Racine, WI  53403

State of Organization:  Wisconsin

     During the last five years, none of the above persons have been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (c) Pursuant to the Option Agreement, Ms. Johnson-Leipold was granted an option to purchase 485,000 shares of the Company's Class A Common Stock from the Trust for an exercise price of $13.04 per share. No other transactions have been effected during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ---------------------------

          See Item 4 in the original Schedule 13D filed on January 10, 1994.


                               Page 6 of 7 Pages

          On July 8, 2003, Ms. Johnson-Leipold entered into the Option Agreement and the Promissory Note. Pursuant to the Option Agreement, Ms. Johnson-Leipold was granted an option to purchase 485,000 shares of the Company's Class A Common Stock from the Trust for an exercise price of $13.04 per share. The option is exercisable as of July 8, 2003 and expires on January 7, 2005. As consideration for the option, Ms. Johnson-Leipold paid $1,119,480 by means of the Promissory Note. Under the Promissory Note, Ms. Johnson-Leipold is obligated to pay the Trust the sum of $1,119,480, together with interest on the outstanding principal balance at a rate of 1.23% per annum until the Promissory
          Note is paid in full. All outstanding interest and principal is due and payable on January 7, 2005. Ms. Johnson-Leipold may prepay the Promissory Note without penalty.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          (a) Johnson Outdoors Inc. Class B Common Stock Voting Trust (Filed with the original Schedule 13D filed on January 10, 1994).

          (b) Option Agreement, dated July 8, 2003, by and among the Samuel C. Johnson 1988 Trust Number 1 dated September 14, 1988, as amended and restated, Helen P. Johnson-Leipold, S. Curtis Johnson, H. Fisk Johnson and Winifred J. Marquart.

          (c)  Promissory Note, dated July 8, 2003.

          (d)  Power of Attorney



                               Page 7 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2003.

                                        Helen P. Johnson-Leipold


                                        /s/ Linda L. Sturino
                                        ----------------------------------------
                                        By Linda L. Sturino, attorney-in-fact



                               Page 8 of 7 Pages